Morgan, Lewis & Bockius LLP                                         MORGAN LEWIS
1701 Market Street
Philadelphia, PA  19103-2921
Tel: +1.215.963.5000
Fax: +1.215.963.5001
www.morganlewis.com

SEAN GRABER
Partner
+1.215.963.5598
sgraber@morganlewis.com


September 11, 2015


VIA EDGAR


U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549


Re: Winton Diversified Opportunities Fund: Pre-Effective Amendment No. 2 to Registration Statement on Form N-2 (File Nos. 333-201801 and 811-23028)
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Ladies and Gentlemen:

On behalf of our client, Winton Diversified Opportunities Fund (the "Trust"), we are filing Pre-Effective Amendment No. 2 under the Securities Act of 1933, as amended, and Amendment No. 2, under the Investment Company Act of 1940, as amended, to the Trust's registration statement on Form N-2 (the "Filing").

The purpose of the Filing is to (i) incorporate comments of the staff (the "Staff") of the Securities and Exchange Commission ("SEC") to Pre-Effective Amendment No. 1 to the registration statement filed with the SEC via EDGAR on May 14, 2015 and (ii) include additional information in the Trust's Prospectus and Statement of Additional Information. We believe that the Filing addresses all of the Staff's comments to Pre-Effective Amendment No. 1 and intend to submit an acceleration request to the Staff requesting that the registration statement be effective at 9:00 a.m. on September 15, 2015.

Please contact me at (215) 963-5598 should you have any questions or comments.

Sincerely,

/s/ Sean Graber
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Sean Graber